SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission file number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road
Chaoyang District Beijing 100016
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of the Board of Directors

Date: September 21, 2026

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “VNET Announces Closing of Previously Announced Strategic Investment”
99.2*	Investor Rights Agreement, dated May 13, 2026, entered into by and among the Registrant and PJ Millennium I Limited and PJ Millennium II Limited

* Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and would be competitively harmful if publicly disclosed. The Registrant hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, an unredacted copy of this exhibit.